UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number:  001-35705

Coastal Contacts Inc.

(Translation of registrant’s name into English)

Suite 320

2985 Virtual Way

Vancouver, British Columbia

V5M 4X7  Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                                             ☐                                                   Form 40-F                       ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                                  ☐                                                   No         ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COASTAL CONTACTS INC.

Date: March 3, 2014	/s/ Terry Vanderkruyk
	Name:	Terry Vanderkruyk
	Title:	Vice President

EXHIBIT INDEX

Exhibit	Description of Furnished Exhibit

99.1	Acquisition Agreement, dated February 26, 2014, between Essilor International (Compagnie générale d’optique), S.A. and 8800499 Canada Inc. and Coastal Contacts Inc.
99.2	Support and Voting Agreement, dated February 26, 2014, between Peter Lee and Essilor International (Compagnie générale d’optique), S.A.
99.3	Support and Voting Agreement, dated February 26, 2014, between Jeffrey Mason and Essilor International (Compagnie générale d’optique), S.A.
99.4	Support and Voting Agreement, dated February 26, 2014, between Steve Bochen and Essilor International (Compagnie générale d’optique), S.A.
99.5	Support and Voting Agreement, dated February 26, 2014, between John Currie and Essilor International (Compagnie générale d’optique), S.A.
99.6	Support and Voting Agreement, dated February 26, 2014, between Roger Hardy and Essilor International (Compagnie générale d’optique), S.A.
99.7	Support and Voting Agreement, dated February 26, 2014, between Terry Vanderkruyk and Essilor International (Compagnie générale d’optique), S.A.
99.8	Support and Voting Agreement, dated February 26, 2014, between Gary Collins and Essilor International (Compagnie générale d’optique), S.A.
99.9	Support and Voting Agreement, dated February 26, 2014, between Neel Grover and Essilor International (Compagnie générale d’optique), S.A.
99.10	Support and Voting Agreement, dated February 26, 2014, between Michaela Tokarski and Essilor International (Compagnie générale d’optique), S.A.
99.11	Support and Voting Agreement, dated February 26, 2014, between Murray McBride and Essilor International (Compagnie générale d’optique), S.A.
99.12	Support and Voting Agreement, dated February 26, 2014, between Jeff Booth and Essilor International (Compagnie générale d’optique), S.A.
99.13	Support and Voting Agreement, dated February 26, 2014, between Nicholas Bozikis and Essilor International (Compagnie générale d’optique), S.A.
99.14	Material Change Report, dated March 3, 2014.